Yaupon Brothers American Tea



LETTER ⌄

Dear investors,

2024 was certainly a mixed bag! We had some exciting milestones, such as moving to our new location at Eagle's Nest Farms, Florida's oldest organic farm. We also improved some product formulations, and we're about to undergo a major rebrand and packaging change. We continue to ramp up our agriculture operations and we plan to plant about 100,000 additional trees this year! Our emerging partnership with Potlikker Capital will transform our ag program into a BIPOC farming initiative. A great time to be in the Yaupon business!

We need your help!

We'd love intros to potential investors, customers, stores...anything that can help us grow! Your local health food store or specialty shop, a potential investor, (of any amount), farmers who might want to grow Yaupon, your pal who writes for a magazine or newspaper...spreading the word about Yaupon is the biggest challenge we face. Educating customers is a difficult and expensive necessity in our business, and we need all the help we can get!

Sincerely,

Bryon White

President, CEO, Co-Founder

Paige Jernigan

Investor

How did we do this year?



REPORT CARD

C+

☺ **The Good**

Cut costs

increased profitability

improved product offering

☹ **The Bad**

Growth below target

Fundraising stagnated

Packaging difficulties

2024 At a Glance

January 1 to December 31



$389,793 [7%]
Revenue



-$538,241
Net Loss



$370,900 +14%
Short Term Debt



$1,050,000
Raised in 2024



$30,000
Cash on Hand
As of 08/ 5/25



INCOME BALANCE NARRATIVE

Net Margin: -138%   Gross Margin: 9%   Return on Assets: -194%   Earnings per Share: -$538.24

Revenue per Employee: $64,966   Cash to Assets: 3%   Revenue to Receivables: 1,045

Debt Ratio: 540%

Yaupon_Brothers_2023.pdf

Yaupon_Brothers_2024_GAAP_Financial_Report.docx.pdf

We ❤ Our 348 Investors

Thank You For Believing In Us

Ken Kingrey
Jacques Fu
Carol Mugo
Ramsay Ball
Brad Towle
Ian McCluskey
Spencer Elliott
Paul Kendrick
Michael L
Robert Brandon Sokol
Daniel Quinones
Jason Kass
Jeffrey Gerard Poydras
Richard Ims
Emily Roudebush
Madison Ohmen
Karen J Lassiter
Dean Hanson
Rhonda Barnes
Troy Ross
Jason Drummond
Martha Jackson
Jennifer Morley
Leah Derrington
Lawrence Kraker
Lainey Dorris
Dustin Stoltz
Donna M Trott
Walton Hoops
Jean ROGALSKY
Theresa Rampino
Noah Bigman
Abby Carpenter
Annie Liu
Jean Wallace
Steven Kisner
Rebekah Whitfield
Ted Yeatts
Stephanie McCosker
Jess Dottl
Zachary Webster
Bill Robinson
Maggie Murphy
Matt Hinkle
Amy Weigand
Stacy Gordon
Kelly Ward
Phillip Junior Knox II
Kristina Kus
Amit Choksi
Robert Bron
David Harrison Baker
Aaron Shank
Marina Carver
Sandra Kauffman
Jessica S Lake
Hannah Steffensen
Greg Cannioto
Emily Gottsche
Timothy Britton
Jake Budler
Karen (Kay) Groski
Robert Snyder
Zach Moninghoff
Carolyn Riedel
Sean Wallace
Hannah Kincannon
Juliann Murphy
Ryan Wasson
Jennifer Berne
Eric Zemke
Micah Williams
Joshua Mitchell
Peter G Mora Jr
Hal Cantwell
Ken Leitch
Mark OGawa
Kyle Clark
Marie Steinwachs
Michael Gregory
Doug McGinnis
Liza McCain
Mark Alan Oehler
Sydney Drinot
Katherine Hubbard
Robert Rubano
Angela Karum
Madeline Miller
Paul Tyson Jeske
Christopher Giesen
Dean Taylor
Jeffrey Scales
Stewart Chalder
Roderick Herron
Roxanne Reynolds...
Justin Liddle
Karim Poonawala
David Wang
Alexander Remillard
Pamela Hineman
Jill Carey
Lisa Fruichantie
Adrian Cunningham
Janine Busz
Lewis Patzner
Imran Wahedna
Sean Connelly
Karen Abrahamson
Terry Jane England
Vicki Lynn Boyle
Tyler Harris
Amanda Michelle Penn
Karl E HIME
Joel Hardin
Emily Bragg
Robert Zimmerman
Ryan DeMougin
Cannon Hackett
Kristen Barnes
Mohammed Alkhalaf
Adam Schaible
Janet Coursin
Sue Chester
Lenore Ockerberg
Ian Simon
Gwen Ragsdale
Donna Neal
Lisa Johnson
Chhiv Chea
Gisele Gerry
John O'Connell
Patricia Yoder
Caroline Boll
Joshua Enger
Joel Hardin
Kayla Caselli-Bido
Lars Sorensen
Timothy Jones
Kristie Montgomery
Evan Kent
Eduardo Mendes Alv...
Peggy Zimmer
Russell Malesovas
Mary Ann Chambliss
Doris Charewicz
Brad Bailey
Dana Dement
Johanna Powell
Jack Wang
Colin D
Charles Riffenburg
Laura Newton
Lisa Rawlings
Matthew Welch
Adam Behring
Brian Lutrey
Beth Lepley
Tara Young
Carrie Hollis
Amber Cottrell
Andria H
Jennifer Altadonna
Sally Weyers
Randal Halfmann
Laura Judkins
Andrew Marks
Justin Townsend
Hannah Rappaport
Russta M
Matthew Borden
William Pentler
Marissa Lynn Moore
Andrew Rose
Jason Rosenberg
Camille Kempke
Patrick Gray
Sean Parks
Denise Scarabino
Barbara Murphy
Ben Wunderman

DEBRA FORCE
Theo Chen
Dianne L Bisselle
MYOFB31
Marty Zegstroo
Elizabeth Reames
Anne Christensen
Deborah Hilbert
Jennifer Longville
Heather Batchelder
Laura Casey
Blaine Lansberry
Margaret Rutledge
Jacque Martini
Richard Schumann
Mark Lemke
Cindi Flanagan
Carolyn Elizabeth...
Matthew Malecha
Matthew F. Baker
Candace Coyle
Lillian Moore
Teresa McCaskill
Amanda Marek

Neeraj Vavilala
Alyshia Schamp
Caitlin Sutherin-...
Emily Hope
Jacqueline Williams
Erryn Rivers
Bart Burkhard
David Nunlist
Robert Smyer
Spencer W Lucas
Tiffany Fernandez
Andrés A. Ruzo
Bobby Fisher
Laura Marie Symmes
Paul T Ellis
Rewati Gautam
Isaias Ramirez
William Van Opstal
Ashley Williams
Ann Brinnitzer
Ruth Buchanan
Jan Jahosky
Jacqueline Terwilliger
Jonathan Drake

Lisa
Tolene
Brian Park
Eve Payor
Stacey Johnson Beu
Robert Alan L Lynch
Christine Folch
Anna Dixon
Amber Batchelder
Simon Rossi
Lisa Sims
Daniel Bergen
Kristean Paerels
Brantley Lansberry
Cathy Lucas
Jose Pinto
Nathan Johnson
Susanna Singh
Craig Gardenswartz
Connie E Scarborough
Kimberly Hover
Suzy McDowell
Angel Torres
Jacqueline Husebo

Andreana Crooks
Andrea Y
Raymond Turner
Shelley Szafraniec
Donna Martin
Tyler Evans
Jeffrey Vest
Christine Marie Lamb
Eric Hannel
Diana Morley
Nick De Santis
Riley Coy
Susan Mack
Beverly Bass
Carleen O'Sullivan
Daniel Britcher
Matthew Wehrle
Bonnie Basham...
Michael D. Metzler
Nancy Manierre
Richard White
Joshua Kenchel
Connie Fagan

Anthony Grasso
Anna Goodman
Jd Crooks
Laura T
Naima Carter-Monroe
Richard Greene
Brian Inouye
Susan Vanyo
Deana Lee Ponso
Lori Jean Weber
Robin Taylor
Rosemary Mahony
Mark Preston
Deborah J Gum
Jeff Rolfe
Ruth Taylor
M&D anonymous
Dorothy Mullen
Kathleen Gurnett
Erin Griffiths
David Ayala
Denytra Logan...
Jason Magnuson

Raymond Smith
Shannon Casey
Leon Corbett
David Coup
Nick Collins
Debra McNeely
Kathy Yingling Weaver
Henry Luciano
Shaun Kelley
Mischelle Romesberg
Conner Ullery
Britney Heffner
Debbie Pryse
Tulio Troncoso
Edward Kelly Medlock
Patricia Blakeslee
Jocelyn Morales
Margaret Patterson
Cheyenne Robinson
Stacey Ostrander
David Doolin
John Denison
Olivier PIGGIO

Thank You!

From the Yaupon Brothers American Tea Team



Bryon White in

President, CEO, Co-Founder

Pioneer in the Yaupon Tea industry, 2021 Specialty Food Association Leadership Award, 2023 GrowFL Companies to Watch, 2022 40 under 40, Venture Builder and...



Kyle White in

Co-Founder, VP Sales

A seasoned CPG sales executive, Kyle has been with Yaupon Brothers since the beginning. Former Rollins College and Builder + Backers Business Development Director.



Brantley Lansberry

Sales & Customer Service Lead

Brantley is an old pal of Bryon & Kyle, and is everyone's favorite account manager and sales representative. Brantley has...



Peace Maikasuwa

Customer Service Associate



Janet Coursin

COO

Over 30 years of business systems and process experience, Founder of Blue Daisy Business Studio.



Alyssa Schroeder

CMO/CRO

Former Tyson, Abbot Labs, and CMO of Dolphin Hat Games, creators of Taco Cat Goat Cheese Pizza

Details

The Board of Directors

Director	Occupation	Joined
Bryon White	CEO @ Yaupon Brothers	2021
Paige Jernigan	Startup Advisory @ Angel Oak Advisory	2021
Alexander Ortiz	Chief Investment Officer @ Afina International	2023

Officers

Officer	Title	Joined

Officer	Title		Joined
Bryon White	President	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Florida Ilex, LLC	580 Class A Units	58.0%
Nurture Harvest LLC	280 Class A Units	28.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2019	$47,700		Section 4(a)(2)
05/2021	$102,000		Section 4(a)(2)
09/2021	$650,000	Common Stock	Regulation D, Rule 506(b)
09/2021	$1,000,000		Section 4(a)(2)
09/2022	$155,000	Safe	Section 4(a)(2)
10/2022	$51,000		Section 4(a)(2)
08/2023	$5,000		Section 4(a)(2)
10/2023	$167,028		4(a)(6)
07/2024	$1,050,000	Safe	Section 4(a)(2)
05/2025	$100,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Mark Steele ❓	01/01/2019	$47,700	$0 ❓	0.0%	05/02/2022	
Mark Steele ❓	05/01/2021	$102,000	$0 ❓	0.0%		Yes
SBA ❓	09/02/2021	$1,000,000	$999,467 ❓	5.5%	05/01/2026	Yes
Kickfurther ❓	10/10/2022	$51,000	$0 ❓	4.5%	02/28/2023	Yes
	08/22/2023	$5,000	$0 ❓	%		

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,000	1,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Supply chain for Yaupon is nascent and not fully mature. It is being developed, but we are competing against a fully mature imported supply chain.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

It is expensive to establish CPG businesses and there is a high rate of failure. Lack or loss of cash flow is a serious and common problem that results in the failure of almost 90% of all CPG firms.

Raising capital is hard. Less than 2% of businesses raise capital from VC firms. Coupled with intense cash needs, there is currently a difficult landscape for businesses like ours in terms of raising cash.

There is always risk of product/production issues which can result in high-liability situations such as product recalls and contamination issues.

As a farming enterprise, there are risks of losses posed by natural disasters such as hurricanes, blizzards, droughts, insect predation, pathogens, contamination, and many other potential hazards.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company is still developing intellectual property, which could be denied, or need to be defended in the future.

Customer acquisition channels can vary in cost/effectiveness, which makes it difficult to forecast the level of success in each sales channel.

The company is still developing intellectual property, which could be denied, or need to be defended in the future.

Customer acquisition channels can vary in cost/effectiveness, which makes it difficult to forecast the level of success in each sales channel.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of

in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-

investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the

offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ilex Organics LLC

Delaware Limited Liability Company

Organized May 2021

Organized May 2021
6 employees
470 OLD HWY 17
CRESCENT CITY FL 32112 www.yauponbrothers.com

Business Description

Refer to the Yaupon Brothers American Tea profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Yaupon Brothers American Tea has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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